Exhibit 21

Significant Subsidiaries of IPALCO Enterprises, Inc.

Name of Subsidiary	State of Incorporation or Organization	Percent of Equity Securities Owned	D/B/A
Indianapolis Power & Light Company	Indiana	100% owned by IPALCO	N/A
IPL Funding Corporation	Indiana	100% owned by IPL	N/A
Mid-America Capital Resources Inc.	Indiana	100% owned by IPALCO	N/A
Remittance Processing Services, LLC	Indiana	50% owned by IPALCO	N/A
Tecumseh Coal Corporation	Indiana	50% owned by IPL	N/A